Mail Stop 3561

January 7, 2008

By U.S. Mail and facsimile to (919) 546-3210

Robert B. McGehee
Chairman and Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

> **Re:** **Progress Energy, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 1-15929**

Dear Mr. McGehee:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Robert E. Smith
       Associate General Counsel